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[LOGO]                                         FLEXI-VAN LEASING, INC.
                                               251 Monroe Avenue
                                               Kenilworth, NJ  07033-1106
                                               (908) 276-8000
                                               FAX: (908) 276-7666
                                               Contact:  Scott A. Griswold
                                               (310) 208-6055



            FLEXI-VAN LEASING, INC. ANNOUNCES TENTATIVE SETTLEMENT OF
               SHAREHOLDER LITIGATION, AMENDMENT TO TENDER OFFER

         LOS ANGELES, CALIFORNIA, June 22, 2000 -- David H. Murdock, Chairman of Flexi-Van Leasing, inc., announced today a tentative settlement with the plaintiffs in the purported class action litigation stemming from Flexi-Van's tender offer for shares of Castle & Cooke, Inc. The settlement, which remains subject to court approval and execution of a binding settlement agreement, provides for a $0.75 increase in the offer price from $18.50 to $19.25 per share. This higher per share consideration offered places the total enterprise value, which includes the assumption of debt, of Castle & Cooke, Inc. at approximately $615 million.

         Flexi-Van, the largest shareholder of Castle & Cooke, Inc., with approximately 26.4% of the outstanding shares, commenced a tender offer on May 31, 2000 in order to acquire all of the remaining outstanding shares of Castle & Cooke, Inc. which it did not already own. The previous offer price of $18.50 per share, which represented a premium of 53% over the pre-offer market price of the Castle & Cooke shares, had been unanimously approved by the Castle & Cooke board pursuant to the recommendation of a special committee of independent directors, and had been deemed fair from a financial point of view by Bear Stearns & Co., Inc. The new price of $19.25 represents a premium of approximately 60% and generates an additional


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$123 million in enterprise value over the pre-offer market price of $12.06 on
March 29, 2000.


         Mr. Murdock stated, "I believe that the settlement is fair, and that resolving the issues in this manner is in the best interests of everyone involved. The shareholders are now able to achieve liquidity for their shares at the higher price provided by the settlement, and we can now focus on completing the offer."